Mail Stop 3561

March 18, 2010

Via U.S. Mail and facsimile to (614) 238-4156

James A. McGrady
President and Chief Executive Officer
Retail Ventures, Inc.
4150 Fifth Avenue
Columbus, OH 43219

> **Re: Retail Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 30, 2009**
> **Form 10-Q/A for the Quarterly Period Ended August 1, 2009**
> **Filed December 15, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed December 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 001-10767**

Dear Mr. McGrady:

        We have reviewed your response dated March 2, 2010 to our comment letter and have the following additional comments. Please revise your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-Q for the Quarterly Period Ended August 1, 2009, Amendment No. 1

Note 15. Restatement of Financial Statements, page 27

1. You indicate Retail Ventures did not assume the rights and obligations related to
    the Pension Plan until after the end of its third quarter of 2009 whereas you had
    previously disclosed that you recorded a liability for guarantees related to certain
    employee benefit plans. Please explain to us whether there were specific facts
    that changed resulting in the correction other than your reconsideration of
    accounting for the benefit plan. Further, please tell us and clarify the specific
    facts and accounting guidance considered in determining the benefit plan was
    more appropriately accounted for in continuing operations.

Form 10-Q for the Quarterly Period Ended October 31, 2009

Note 16. Subsequent Events, page 29

2. We note you assumed the rights and obligations related to the liquidating Filene's
    Basement defined benefit pension plan as part of the settlement agreement and
    liquidating Filene's Basement and the creditors' committee agreed to allow
    certain general unsecured claims for amounts owed to Retail Ventures and DSW.
    Please expand your disclosure to the extent possible to quantify your obligations
    and the "certain" amounts and the nature thereof.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Liquidity and Capital Resources Considerations Relating to the Filene's Basement
Disposition, page 41

3. You disclose Retail Ventures has become responsible for maintaining the defined
    benefit pension plan of Filene's Basement and any contributions required to be
    made could negatively affect your liquidity. Please expand your disclosure to
    clarify what maintaining the plan entails; for example, if you will continue to
    contribute annually the amount required to meet ERISA funding standards and so
    forth.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 19</u>

<u>Components of Executive Compensation and the Design of NEO Compensation
Programs, page 20</u>

4. We note your response to comment 14 of our letter dated January 29, 2010.
    Please confirm that you will include this information, as applicable, in future
    filings. Please also revise to identify the source of the survey data that reflects the
    regressed revenue slope.

<u>Additional Fiscal Year 2008 Compensation Decisions, page 29</u>

<u>Grant of Retention Payment, page 30</u>

5. We note your responses to comments 16, 17, 18 and 19 of our letter dated January
    29, 2010. Please confirm that you will include this information, as applicable, in
    future filings.

******

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

You may contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, or
Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions
regarding comments on the financial statements and related matters. Please contact
Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief,
at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director